# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dollar Tree, Inc., CIK 0000935703
CUSIP: 256746108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 Volvo Parkway, Chesapeake, Virginia (VA), 23320
Date of event which requires filing of this statement: 07/11/2025
Amends the filing with accession number 0001193125-21-328252
Filed by CIK 0001695459
Persons authorized to receive notices and communications: Paul C. Hilal, Mantle Ridge LP, 712 Fifth Avenue, Suite 17F, New York City, New York (NY), 10019, 646-762-8540; Clayton Simmons, Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, 212-225-2000

## Reporting persons
- Mantle Ridge LP (CIK 0001695459): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,640,904; sole dispositive power 0; shared dispositive power 13,640,904; aggregate amount beneficially owned 13,640,904 (6.5% of the class)
  Comment: *All percentage calculations set forth herein are based upon the aggregate of 208,695,818 shares of Common Stock outstanding as of June 2, 2025, as reported in Dollar Tree's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on June 4, 2025.
- MR Cobalt Advisor LLC (CIK 0001893902): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,640,904; sole dispositive power 0; shared dispositive power 13,640,904; aggregate amount beneficially owned 13,640,904 (6.5% of the class)
  Comment: *All percentage calculations set forth herein are based upon the aggregate of 208,695,818 shares of Common Stock outstanding as of June 2, 2025, as reported in Dollar Tree's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on June 4, 2025.
- Paul C. Hilal (CIK 0001413084): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 100; shared voting power 13,640,904; sole dispositive power 100; shared dispositive power 13,640,904; aggregate amount beneficially owned 13,641,004 (6.5% of the class)
  Comment: *All percentage calculations set forth herein are based upon the aggregate of 208,695,818 shares of Common Stock outstanding as of June 2, 2025, as reported in Dollar Tree's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on June 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Dollar Tree, Inc.
Address of issuer's principal executive offices: 500 Volvo Parkway, Chesapeake, Virginia (VA), 23320
Comment:
This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on November 12, 2021 (as amended and supplemented by that certain Amendment No. 1 filed by the Reporting Persons with the SEC on December 10, 2021, by that certain Amendment No. 2 filed by the Reporting Persons with the SEC on January 18, 2022, by that certain Amendment No. 3 filed by the Reporting Persons with the SEC on March 8, 2022 and by that certain Amendment No. 4 filed by the Reporting Persons with the SEC on December 21, 2023, the "Initial 13D"), relating to their beneficial ownership in the Issuer. Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

Item 1. SECURITY AND ISSUER

Item 1 is hereby amended and supplemented by the addition of the following:

On July 11, 2025, the Mantle Ridge Funds that are party to the PSF-Option Agreements and the CSF-Option Agreements (the "Participating MR Funds") effected the transactions described below. The transactions left the Reporting Persons' beneficial ownership of, and economic exposure to, the Common Stock of the Company unchanged. The Participating MR Funds funded the exercise by borrowing under the Loan Agreement described herein, which does not have any triggers or margin call requirements relating to the price of the Common Stock.

The Participating MR Funds exercised all of such PSF-Option Agreements and CSF-Option Agreements (collectively, the "Exercised Option Agreements" and such exercise, the "Options Exercise"), which were scheduled to expire on July 18, 2025, and elected to settle such Exercised Option Agreements in the following manner: Upon payment of the applicable strike price for such Exercised Option Agreements in an aggregate of amount of $889,614,157, the Participating MR Funds are deemed to have entered into cash-settled forward transactions (the "Deemed CSF Agreements") and physically-settled forward transactions (the "Deemed PSF Agreements"), respectively, on the terms set forth in the CSF-Option Agreements and PSF-Option Agreements filed as Exhibits 99.4 and 99.5 to that certain Amendment No. 2 filed by the Reporting Persons with the SEC on January 18, 2022.

Such Deemed CSF Agreements and Deemed PSF Agreements reference a number of shares of Common Stock equal to the number that underlie the exercised CSF Option Agreements and PSF Option Agreements, as applicable.

After giving effect to the Options Exercise, the number of shares of Common Stock beneficially owned by Mantle Ridge, MR Cobalt Advisor and Paul Hilal has remained unchanged, such that Mantle Ridge and MR Cobalt Advisor each continues to beneficially own an aggregate 13,640,904 shares of Common Stock, and Mr. Hilal continues to beneficially own an aggregate 13,641,004 shares of Common Stock. These shares represent approximately 6.5% of the outstanding shares of Common Stock as of June 2, 2025, based on the disclosure set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on June 4, 2025.

As noted above, after giving effect to the Options Exercise, the aggregate number of shares of Common Stock to which Mantle Ridge, MR Cobalt Advisor and Mr. Hilal are economically exposed has remained unchanged. Each of Mantle Ridge and MR Cobalt Advisor continues to retain a total economic exposure to 23,296,508 shares of Common Stock and Mr. Hilal continues to retain a total economic exposure to 23,296,608 shares of Common Stock, in the aggregate representing approximately 11.2% of the outstanding shares of Common Stock as of June 2, 2025, based on the disclosure set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on June 4, 2025.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the addition of the following:

The Participating MR Funds each funded their related Options Exercise by entering into a loan agreement that does not include any price triggers relating to the share price of the Common Stock or margin call triggers of any kind.

The loan agreement was entered into by the Participating MR Funds with an unaffiliated third-party financial institution, as lender, on July 11, 2025 (the "Loan Agreement"). Under the Loan Agreement, the lender agreed to make available to each Participating MR Fund a facility (the "Facility") under which each such Participating MR Fund may request, and the lender may extend to such Participating MR Fund, loans from time to time prior to July 17, 2026.

On July 11, 2025, the Participating MR Funds borrowed in the aggregate $918,119,412 under the Facility (the "Loan"), secured by 10,982,616 shares of Common Stock (the "Pledged Securities") and the Deemed CSF Agreements and Deemed PSF Agreements owned by such Participating MR Funds referencing an aggregate 10,268,954 shares of Common Stock (the "Pledged Derivatives"). The Pledged Securities and the Pledged Derivatives are pledged pursuant to a Master Pledge Agreement entered into with the lender and certain of its affiliates.

The Loan Agreement contains customary representations, warranties and covenants for a credit facility secured by publicly traded shares. As noted above, the Loan Agreement does not include any form of margin call, or any other trigger relating to the share price of the Common Stock.

The Loan Agreement contains certain events customary for margin loan facilities relating to the Issuer permitting the lender to require prepayment of the loans, but none of these triggers relate to the share price of the Common Stock. Upon the occurrence of certain customary events of default, the lender may foreclose on, and dispose of, the Pledged Securities and terminate and exercise remedies with respect to the Pledged Derivatives and any related collateral for the defaulting Participating MR Fund.

Proceeds from the Loans may also be used for other purposes, including the payment of fees and expenses relating to each Participating MR Fund's investments in the Common Stock and related derivative transactions. Certain terms of each loan under the Facility, including the maturity date and interest rate, are to be as agreed by the relevant Participating MR Fund and the lender in connection with any particular loan (or refinancing of a prior loan).

All voting rights with respect to a Participating MR Fund's Pledged Securities will remain with such Participating MR Fund at all times prior to the sale of any such Pledged Securities by the lender in a foreclosure upon an event of default under the Loan Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented by the addition of the following:

Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and supplemented by the addition of the following:

Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented by the addition of the following:

(c) All transactions in Common Stock, Physically Settled Forward Agreements and PSF-Option Agreements effected during the past sixty days on behalf of the Mantle Ridge Funds over which the Reporting Persons have investment discretion are set forth on Exhibit 99.11 hereto and that information is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

The information set forth under Item 1 relating to the Exercised Options Agreements, Deemed PSF Agreements and Deemed CSF Agreements and under Item 3 relating to the Loan Agreement is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* Joint Filing Agreement among Mantle Ridge LP, MR Cobalt Advisor LLC and Paul C. Hilal.

Exhibit 99.2* Trading Data.

Exhibit 99.3* Form of Cash or Physically Settled Forward Purchase Contract.

Exhibit 99.4* Form of Option into Cash Settled Forward Contract.

Exhibit 99.5* Form of Option into Cash and Physically Settled Forward Contract.

Exhibit 99.6* Form of First Amended and Restated Exempted Limited Partnership Agreement.

Exhibit 99.7* Form of Side Letter.

Exhibit 99.8* Participant Information.

Exhibit 99.9* Stewardship Framework Agreement between MR Cobalt Advisor LLC and the Issuer, dated March 8, 2022.

Exhibit 99.10* Trading Data.

Exhibit 99.11 Trading Data.

* Previously filed.

## Signatures
- Mantle Ridge LP: By: Mantle Ridge GP LLC, its general partner, PCH MR Advisor Holdings LLC, its managing member, /s/ Paul C. Hilal, Paul C. Hilal, Sole Member (07/15/2025)
- MR Cobalt Advisor LLC: By: Mantle Ridge LP, its sole member, Mantle Ridge GP LLC, its general partner, PCH MR Advisor Holdings LLC, its managing member, /s/ Paul C. Hilal, Paul C. Hilal, Sole Member (07/15/2025)
- Paul C. Hilal: /s/ Paul C. Hilal, Paul C. Hilal (07/15/2025)